Exhibit 99.45

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Titan Mining Corporation (“Titan” or the “Company”)
Suite 555 – 999 Canada Place
Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

December 11, 2024

3.	NEWS RELEASE

News release dated December 11, 2024, was disseminated through the facilities of Newswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Titan announced it had agreed to certain amendments to the credit facility with National Bank of Canada dated June 6, 2022 (the “Credit Facility”) which will result in Titan significantly deleveraging by the end of 2025 while maintaining flexibility to pursue multiple growth projects within the Company.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Titan announced it had agreed to certain amendments to the Credit Facility which will result in Titan significantly deleveraging by the end of 2025 while maintaining flexibility to pursue multiple growth projects within the Company.

Highlights:

●	Principal repayment of US$5 million by December 30, 2024, for an aggregate of US$17 million in principal repaid in 2024

●	Extension of the Credit Facility maturity date from June 30, 2025 to December 31, 2025

●	Extension of the remaining principal repayment from $10.2 million by June 30, 2025 to US$5 million by June 30, 2025 and US$5.2 million by December 31, 2025

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, VP Legal, (604) 638-1470

9.	DATE OF REPORT

December 13, 2024